EXHIBIT 8

                           FORM OF McCARTER & ENGLISH
                                  TAX OPINION

Re:  Merger of Urban National Bank with
     and into Hudson United Bank

Urban National Bank                     HUBCO, Inc.
805 Franklin Lake Road                  1000 MacArthur Boulevard
Franklin Lakes, NJ  07416               Mahwah, NJ 07430

Ladies and Gentlemen:

     We have acted as counsel to HUBCO, Inc. (the "Holding Company"), a New Jersey corporation and registered bank holding company, and to Hudson United Bank (the "Bank"), a New Jersey chartered commercial banking corporation which is a wholly-owned subsidiary of the Holding Company, in connection with the Holding Company's proposed acquisition of Urban National Bank ("Urban"), a banking corporation chartered under the laws of the United States, by means of a merger of Urban with and into the Bank, with the Bank as the surviving corporation (the "Merger"). The Merger will be effected pursuant to the provisions of an Amended and Restated Agreement and Plan of Merger dated as of February 14, 1995 by and among the Holding Company, the Bank and Urban (the "Agreement"). This opinion is delivered pursuant to Section 6.1(f) of the Agreement. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in the Agreement.

     Pursuant to the Agreement, at the Effective Time, the Merger shall be effected by the merger of Urban with and into the Bank pursuant to New Jersey law, with the Bank as the surviving corporation. Pursuant to the Agreement at the Effective Time, each share of Urban Common Stock shall be converted into the right to receive 2.17 (the "Exchange Ratio") shares of HUBCO Common Stock. No fractional shares of HUBCO Common Stock will be issued, and in lieu thereof, any holder of Urban Common Stock who would otherwise be entitled to receive a fractional interest will receive an amount in cash determined by multiplying such fractional interest by the Average Closing Price.

     In addition to the foregoing facts, you have made the following additional representations with respect to the Merger


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and have authorized us to rely on such representations in expressing the opinions set forth below:

     1. The fair market value of HUBCO Common Stock and other consideration received by each Urban shareholder in connection with the Merger will be approximately equal to the fair market value of the Urban stock surrendered in the transaction.

     2. There is no plan or intention by the shareholders of Urban who own one percent (1%) or more of the Urban stock, and to the best of the knowledge of the management of Urban, there is no plan or intention on the part of the remaining shareholders of Urban, to sell, exchange, or otherwise dispose of a number of shares of HUBCO Common Stock received in the Merger that would reduce the Urban shareholders' ownership of HUBCO Common Stock to a number of shares having a value, as of the date of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of Urban as of the same date. For purposes of this representation, shares of Urban stock exchanged for cash in lieu of fractional shares of HUBCO Common Stock, as well as shares of Urban common stock held by Urban shareholders which are sold, redeemed or disposed of prior or subsequent to the Merger as contemplated by the Merger Agreement, will be considered in making this representation.

     3. The Holding Company has no plan or intention to reacquire any of its stock issued in the Merger.

     4. The Holding Company has no plan or intention to sell or otherwise dispose of any of the assets of Urban acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in
Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

     5. The payment of cash in lieu of fractional shares of the Holding Company is solely for the purpose of avoiding the expense and inconvenience to the Holding Company of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to Urban shareholders in lieu of fractional shares of the HUBCO Common Stock will not exceed one percent (1%) of the aggregate consideration that will be issued to Urban shareholders with respect to their Urban stock surrendered in the transaction.

     6. The liabilities of Urban assumed by the Bank (if any) in the Merger and the liabilities to which the transferred assets of Urban are subject (if any) were incurred by Urban in the ordinary course of its business.

     7. Following the Merger, the Holding Company and the Bank will continue the historic business of Urban or use a

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significant portion of Urban's historic business assets in a business.

     8. The Holding Company, the Bank, Urban, and the shareholders of Urban will pay their respective expenses, if any, incurred in connection with the Merger.

     9. There is no intercorporate indebtedness existing between Urban and the Holding Company or the Bank that was issued, acquired, or will be settled at a discount in connection with the Merger.

     10. No parties to the Merger are investment companies as defined in Code
Section 368(a)(2)(F)(iii).

     11. Urban is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

     12. The fair market value of the assets of Urban transferred to the Bank in the Merger will equal or exceed the sum of the liabilities assumed by the Bank as a consequence of the Merger, plus the amount of liabilities, if any, to which the transferred assets are subject.

     13. The Merger is based on valid business purposes unrelated to the avoidance of Federal income taxes and will comply in all respects with the laws of the states of incorporation of the corporations involved in the Merger.

     14. Pursuant to the Merger, the Bank will acquire ninety percent (90%) or more of the fair market value of Urban's net assets and seventy percent (70%) or more of the fair market value of Urban's gross assets and the Bank will retain ninety percent (90%) or more of the fair market value of its net assets and seventy percent (70%) or more of the fair market value of its gross assets as determined under Revenue Ruling 77-307, 1977-2 C.B. 117.

     15. There have been no redemptions, spin-offs or other extraordinary distributions by Urban to its shareholders or former shareholders prior to and in contemplation of the Merger which, if considered a part of and precondition to the Merger and treated as a step in the integrated Merger transaction, would cause the representation set forth in paragraph 14, above, to be inaccurate.

     16. The Bank is a first-tier subsidiary of the Holding Company.

     17. The Holding Company owns stock of the Bank which possesses at least eighty percent (80%) of the total combined


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voting power of all classes of stock of the Bank entitled to vote and at least eighty percent (80%) of the total number of shares of all classes of stock of the Bank.

     18. Pursuant to and in connection with the Merger, the shareholders of Urban will not receive any stock of the Bank.

     19. The Merger would have qualified as a reorganization under Code Section 368(a)(1)(A) if it had been effected directly between the Holding Company and Urban.

     As counsel to the Holding Company and the Bank, we have examined the Agreement and copies of ancillary documents, certificates, instruments and documents pertaining to the Merger delivered by the parties thereto. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us. As to any facts material to our opinions expressed herein, we have relied on representations of the parties to the Merger without undertaking to verify the same by independent investigation. The following opinions are based on our analysis of the Code, Treasury Regulations promulgated thereunder and relevant interpretive authorities in effect as of the date hereof.

     Based on and subject to the foregoing, we are of the opinion that:

     1. The Merger qualifies as a "reorganization" within the meaning of Code
Section 368(a)(1)(A) by reason of Code Section 368(a)(2)(D). The Holding Company, the Bank and Urban will each be considered a "party to a reorganization" within the meaning of Code Section 368(b)(2).

     2. No gain or loss will be recognized by the Holding Company, the Bank or Urban in connection with the Merger. Code Section 361(a).

     3. No gain or loss will be recognized by the shareholders of Urban whose common stock of Urban is converted solely into common stock of the Holding Company in connection with the Merger. Code Section 354(a).

     4. The Urban shareholders receiving cash in lieu of fractional shares of the stock of the Holding Company will be treated as if such fractional shares had been issued by the Holding Company and then subsequently redeemed by the Holding Company. The cash received by the Urban shareholders in lieu of fractional shares will be treated as having been received as full payment in exchange for the fractional shares redeemed as provided in Code Section 302(a).

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     5. The basis of the HUBCO Common Stock received by the shareholders of
Urban in connection with the Merger will be the same as the adjusted basis of the Urban stock surrendered by such shareholders in exchange therefore. Code
Section 358(a).

     6. The holding period of the HUBCO Common Stock received by the shareholders of Urban in connection with the Merger will include the period during which the Urban stock surrendered in exchange therefore was held, provided such stock was held as a capital asset on the date of the Merger. Code
Section 1223(1).

     This opinion is solely for your benefit and may not be relied upon by, nor may copies be delivered to, any other person without our prior written consent.

                                            Very truly yours,


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